

handwritten: Kg 3/12

SECURITIES AND ~~EXCHANGE COMMIS~~SION
Washington, D.C. 20549

09056070

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *50580*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2008</u> AND ENDING <u>December 31, 2008</u>
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

handwritten: N/K/A

NAME OF BROKER-DEALER: WOLF FINANCIAL MANAGEMENT, LLC

handwritten: Oakbrook Financial Group LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Clearwater Drive
                                 (No. and Street)

Oak Brook   Illinois   60523
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth E. Masick   (630) 545-4520
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heinold-Banwart, Ltd
                    (Name – *if individual, state last, first, middle name*)

2400 N. Main Street   East Peoria   Illinois   61611
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Kenneth E. Masick_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __WOLF FINANCIAL MANAGEMENT, LLC_____ , as of __December 31_____ , 20 _08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
"OFFICIAL  SEAL"
   JEAN L. THOMAS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3/15/2010
```

Kenneth E. Masick
Signature

Treasurer
Title

Jean L Thomas
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



H E I N O L D - B A N W A R T , L T D .
Certified Public Accountants

Riverfront Office Center   2400 N. Main Street   East Peoria, IL 61611-1795   Tel 309.694.4251   Fax 309.694.4202

INDEPENDENT AUDITORS' REPORT

To the Member
Wolf Financial Management, LLC
Oak Brook, Illinois

We have audited the accompanying statement of financial condition of **Wolf Financial Management, LLC** (the Company) as of December 31, 2008, and the related statement of income and member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf Financial Management, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heinold - Banwart, Ltd.

February 21, 2009

1

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	574,240
Deposit with clearing organization		34,418
Receivables from clearing organizations		18,753
Customer receivables		75,890
Prepaid expenses		42,101
Property and equipment		3,616
	$	749,018

LIABILITIES AND MEMBER'S EQUITY

Accounts payable		
Commissions	$	14,115
Related party		322,090
Other		7,002
Accrued liabilities		18,198
		361,405
Member's equity		387,613
	$	749,018

See accompanying notes.

2

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2008

REVENUES		
Commission and fee income	$	1,922,467
Other income		10,183
		1,932,650
EXPENSES		
Wages		910,301
Benefits and payroll taxes		173,095
Commissions		340,725
Clearing charges		55,063
Rent		120,197
Other expenses		195,484
		1,794,865
NET INCOME		137,785
BEGINNING MEMBER'S EQUITY		979,780
DISTRIBUTIONS		(729,952)
ENDING MEMBER'S EQUITY	$	387,613

See accompanying notes.

WOLF FINANCIAL MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	137,785
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation		6,857
Interest income added to clearing deposit		(609)
Decrease (increase) in operating assets		
Receivables		91,427
Prepaid expenses		(3,066)
Increase (decrease) in operating liabilities		
Accounts payable		(89,007)
Accrued liabilities		6,532
Net cash provided by		
operating activities		149,919
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property and equipment		(8,314)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from related party		302,659
Member distributions paid		(399,995)
Net cash used in financing activities		(97,336)
INCREASE IN CASH AND CASH EQUIVALENTS		44,269
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		541,211
CASH AND CASH EQUIVALENTS - END OF YEAR	$	585,480
SUPPLEMENTAL DATA		
Non-cash member distributions to reduce related party payable	$	329,957

See accompanying notes.

4

WOLF FINANCIAL MANAGEMENT, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. As a referring broker-dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(i). The Company also provides pension administration and consulting services on a fee for service basis.

Merger

On June 24, 2008, Wolf Financial Management, LLC merged into Oakbrook Financial Group, LLC, both of which are wholly owned by Wolf Financial Group Holdings, LLC. The combined company's name was changed to Wolf Financial Management, LLC. In accordance with Statement of Financial Accounting Standards No. 141(R), transactions between entities under common control should be applied retrospectively, therefore these financial statements are presented as if the merger took place as of the beginning of the reporting period.

Revenue recognition

Commission revenues and expenses and related clearing charges are recorded on a trade-date basis. Pension administration and consulting income is recognized at the time the services are rendered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market funds to be cash equivalents. Money market funds of approximately $345,000 are not covered by depository insurance at December 31, 2008.

Accounts Receivable

Accounts receivable is stated net of an allowance for doubtful accounts of $19,500. Included in accounts receivable are unbilled services and expenses to be billed of $38,429. The allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the uncollectibility of a receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on historical experience and specifically identified questionable receivables. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

5

Property and Equipment

Property and equipment, consisting of furniture and computer software, are carried at cost, less accumulated depreciation of $89,755 at December 31, 2008. Depreciation is computed by the straight-line and accelerated methods over useful lives of three to seven years. Depreciation expense for the year ended December 31, 2008 was $6,857.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements.

NOTE 2. DEPOSITS WITH CLEARING ORGANIZATION

The Company has a deposit in a money market account with a clearing organization of $34,418 at December 31, 2008.

NOTE 3. 401(k) PLAN

The Company has a 401(k) plan covering all employees who have completed six months of service and have attained age 21. The Company has a discretionary matching contribution which is fully vested when deposited. The Company contributed $11,967 to the plan as of December 31, 2008.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is wholly owned by Wolf Financial Group Holdings, LLC, which is wholly owned by Wolf & Company, LLP (Wolf). The Company is related to Wolf Capital, LLC (Capital) by common ownership. Wolf has advanced the Company funds, pays certain expenses on behalf of the Company, and charges the Company rent for the use of office space and equipment and the performance of administrative functions. There is no formal rent agreement; rent is currently being paid at $9,500 per month. Rent expense for the year ended December 31, 2008 totaled $114,000. At December 31, 2008, the Company had a $322,090 payable to Wolf.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had adjusted net capital of $259,105, which was $209,105 in excess of its required net capital of $50,000. The adjusted net capital of $259,105 is equal to the net capital the Company reported in its Focus Report.

NOTE 6. ACCOUNTING FOR UNCERTAIN TAX POSITIONS

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 requires an entity to recognize the financial statement impact of a tax position when

it is more likely than not that the position will be sustained upon examination. On December 30, 2008, the FASB issued FASB Staff Position FIN 48-3 which deferred the effective implementation date of FIN 48 to the Company's annual financial statements ending on December 31, 2009 and the Company has elected to defer application of FIN 48. The Company does not expect that the adoption of FIN 48 will have a material effect on its financial position, results of operations or cash flows.

NOTE 7. BEGINNING MEMBER'S EQUITY

Beginning member's equity is comprised of the following:

Oakbrook Financial Group, LLC	$ 537,920
Wolf Financial Management, LLC	441,860
	$979,780

SUPPLEMENTARY INFORMATION

WOLF FINANCIAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2008

NET CAPITAL	$ 387,613
NON-ALLOWABLE ASSETS	
Non-allowable receivables	75,890
Prepaid expenses	42,101
Property and equipment	3,616
	121,607
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	266,006
HAIRCUTS ON SECURITY POSITIONS	
Money market accounts	6,901
ADJUSTED NET CAPITAL	$ 259,105
MINIMUM NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 209,105


INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member
Wolf Financial Management, LLC
Oak Brook, Illinois

In planning and performing our audit of the financial statements of Wolf Financial Management, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, including control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heinold-Banwart, Ltd.

February 21, 2009

WOLF FINANCIAL MANAGEMENT, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

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